EXHIBIT 12

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Pro Forma Year Ended December 31, 2004	Successor Company Eight Months Ended December 31, 2004	Predecessor Company
			Four Months Ended April 30, 2004	Year Ended December 31,
				2003	2002	2001	2000
Earnings:
Income (loss) before income taxes	11,369	2,767	107,989	(59,652)	(67,222)	(26,527)	3,382
Fixed Charges	11,125	5,642	678	18,745	30,101	24,143	17,930
Total Earnings	22,494	8,409	108,667	(40,907)	(37,121)	(2,384)	21,312
Fixed Charges:
Interest expense, including amortization of debt issue costs	10,795	5,457	567	18,536	29,883	23,924	17,706
Estimated interest factor of rental expense	330	185	111	209	218	219	224
Total fixed charges	11,125	5,642	678	18,745	30,101	24,143	17,930
Preferred dividends	—	—	—	340	680	595	714
Total fixed charges and Preferred dividends	11,125	5,642	678	19,085	30,781	24,738	18,644
Ratio of earnings to fixed charges and preferred dividends	2.02	1.49	160.28	—	—	—	1.14
Deficiency of earnings to fixed charges and preferred dividends	—	—	—	59,992	67,902	27,122	—